

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Evan Xu
Chief Financial Officer
Genetron Holdings Ltd
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

Re: Genetron Holdings Ltd
Form 20-F for the Year Ended December 31, 2022
File No. 001-39328

Dear Evan Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Xuelin Wang